  Exhibit 99.1

Trilogy International Partners Inc. Announces Results of
Annual General Shareholders’ Meeting

BELLEVUE, Washington (May 29, 2020) – Trilogy International Partners Inc. (TSX:TRL) (the “Corporation” or “TIP Inc.”) an international wireless and fixed broadband telecommunications operator, is pleased to announce the results from its Annual General Meeting of Shareholders (the “Meeting”) held on May 29, 2020.

By resolution passed by ballot vote, all of the seven nominees proposed by management for election to the Board of Directors at the Meeting and listed in the Corporation’s Management Information Circular dated April 14, 2020, were elected. The Directors will remain in office until the next annual meeting of shareholders, or until their successors are elected or appointed.

The results of the vote on the election of the Board of Directors are as follows:

Board of Directors	Votes in Favour		Votes Withheld
	Number of Votes	Percentage (%)	Number of Votes	Percentage (%)
John W. Stanton	46,610,830	99.31%	324,582	0.69%
Bradley J. Horwitz	44,643,344	95.12%	2,292,068	4.88%
Theresa E. Gillespie	46,597,787	99.28%	337,625	0.72%
Mark Kroloff	44,953,826	95.78%	1,981,586	4.22%
Alan D. Horn	46,808,462	99.73%	126,950	0.27%
Nadir Mohamed	46,835,672	99.79%	99,740	0.21%
Reza Satchu	46,525,190	99.13%	410,222	0.87%

The other item of business at the Meeting was to appoint Grant Thornton LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix the remuneration of the auditors.

By resolution passed by ballot vote, Grant Thornton LLP, Chartered Accountants, were appointed as auditors of the Company for the ensuing year. Votes by securityholders and proxyholders received with respect to the reappointment of Grant Thornton LLP, Chartered Accountants, were voted as follows:

Votes For		Votes Withheld
Number of Votes	Percentage (%)	Number of Votes	Percentage (%)
48,530,994	99.80%	98,976	0.20%

About Trilogy International Partners Inc.

Trilogy International Partners Inc. is the parent company of Trilogy International Partners LLC (“Trilogy LLC”), a wireless and fixed broadband telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz. Trilogy LLC’s founders have an exceptional track record of successfully buying, building, launching and operating communications businesses in 15 international markets and the United States.

Trilogy LLC currently provides wireless communications services through its operating subsidiaries in New Zealand and Bolivia. Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004.

For more information, visit www.trilogy-international.com.

Contact
Ann Saxton
425-458-5900
Ann.Saxton@trilogy-international.com
Vice President, Investor Relations & Corporate Development